Exhibit 99.2

Hamburg, September 1, 2016

Dear shareholders of CHORUS Clean Energy AG,

at the beginning of August, we informed you about the public takeover offer by Capital Stage AG and recommended that you exchange your CHORUS shares for shares of Capital Stage. Specifically, you would receive five (5) Capital Stage shares for each three (3) Chorus shares. Today, we would like to remind you about the expiry of the acceptance period on Friday September 16, 2016 at midnight.

Once the offer is accepted by you, the combination provides you as future Capital Stage shareholders with a number of benefits. These include inter alia an improved risk profile and strengthened positioning in core markets, upside potential as a result of increased efficiency and an improved capital markets profile with increased liquidity of the share. Further information about our takeover offer is available within the offer document at http://www.capitalstage.com in the section "Investor Relations – Public takeover offer for CHORUS Clean Energy". Last but not least, we offer you as shareholder of CHORUS an attractive premium of 36 percent (calculated on the average volume weighted share price in the last three months prior to the announcement of the takeover offer, which took place on May 29, 2016).

Please note that the aforementioned deadline must be adhered, in case you wish to accept the offer and tender your shares by way of exchange to the account of the respective custodian bank. Please contact your custodian bank in a timely manner regarding the necessary instructions.

We kindly ask you to place your trust in us and support us in making CHORUS and Capital Stage one of the leading independent solar park and wind farm operators in Europe with a sustainable value creation strategy. We would be happy to welcome you soon as new shareholders of Capital Stage. Should you have any further questions, please contact us or our Investor Relations department under +49 (40) 37 8562 2222.

Yours faithfully

Klaus-Dieter Maubach Vorstandsvorsitzender der Capital Stage AG	Dr. Christoph Husmann CFO der Capital Stage AG

DISCLAIMER:

The Exchange Offer is made for the securities of a German company. The offer is subject to German disclosure requirements that are different from those of the US. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bidder and CHORUS are located in Germany, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. The Bidder may purchase securities otherwise than under the Exchange Offer.

Please note that the offer document, which is the only document relevant for the takeover offer, contains further information on the takeover offer. Shareholders are strongly advised to thoroughly read the entire offer document as well as all other documents relevant for the takeover offer as soon as they become available, as they include or will include important information. This document is neither an offer to exchange nor a solicitation of an offer to exchange shares of CHORUS Clean Energy AG or Capital Stage AG. The final terms and additional provisions regarding the offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority on July 28, 2016.

Holders of CHORUS shares may access these documents under wwww.capitalstage.com in the section “Investor Relations – Public takeover offer for CHORUS Clean Energy”. The information contained herein may contain “forward-looking” statements. Forward-looking disclaimers may, in particular, be characterized by the words, “expect”, “anticipate”, “intend”, “plan”, “believe”, “aim”, “estimate” or similar expressions and relate to the expected future business of Capital Stage AG or other companies. Such forward-looking statements are based on current expectations of the management of Capital Stage AG and CHORUS Clean Energy AG and are subject to uncertainties and change. Capital Stage AG and CHORUS Clean Energy AG do not undertake any responsibility to update forward-looking statements in order to reflect actual results or changes with respect to events, conditions or assumptions or other factors.

This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.